[ENEL LETTERHEAD]

Rome, May 17, 2007

Dear Sirs,

In compliance with section 82 of Act 24/1988, of July 28, ENEL S.p.A., parent company of the ENEL group, hereby notifies that on May 17, 2007 the Cabinet of Ministers has notified ENEL ENERGY EUROPE S.r.L. the Resolution of the Cabinet of Ministers dated April 27, 2007, whereby pursuant to Additional Disposition 27 of the Act 55/1999 of December 29, on Tax, Administrative and Social Measures, the Cabinet of Ministers grants ENEL ENERGY EUROPE S.r.L. the right to exercise the voting rights associated with shares acquired or underwritten representing up to a maximum of 24.99% of the share capital of ENDESA, S.A. The ruling of the Cabinet of Ministers Resolution is as follows:

“FIRST: Grant ENEL ENERGY EUROPE SrL the right to exercise the voting rights associated with shares acquired or underwritten representing up to a maximum of 24.99% of the share capital of ENDESA SA.

SECOND: In the event the limitation to the voting rights in the Articles of Association are terminated, and ENEL ENERGY EUROPE SrL is able to exercise voting rights in excess of 10% of the share capital of ENDESA SA, or in the event ENEL ENERGY EUROPE SrL otherwise appoints a member of the Board of Directors of ENDESA SA, the authorization granted hereby is conditioned upon compliance with the following: the shareholder shall report to the General Secretary of Energy its corporate strategy, agreements, resolutions and actions it may undertake that affect material interests in Spanish public safety.

THIRD: This authorization is limited to the right to exercise voting rights up to the threshold identify in the first paragraph above and does not waive any obligation of the shareholder to notify the acquisition of share in excess of such threshold.”

This is hereby notified for public and general knowledge.

Yours sincerely,

Claudio Sartorelli

Secretary of the Board of Directors of ENEL S.p.A.

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